SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13D-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.7)*

Environmental Solutions Worldwide, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

29 408 K

(CUSIP Number)

James Moriarty, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 10, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 29 408 K                                                           Page 1 of 9 Pages

1	NAMES OF REPORTING PERSONS Black Family 1997 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ❒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 15,624,615 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 15,624,615 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,624,615 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)
Includes 15,624,615 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust (the “1997 Trust”). Does not include: (x) 6,274,211 shares of Common Stock directly beneficially owned by Leon D. Black, (y) 5,085,379 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (D) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, and (z) 1,088,095 shares of Common Stock directly beneficially owned by John J. Hannan. The 1997 Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D

CUSIP No. 29 408k                                                         Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Leon D. Black UAD 11/30/92 FBO Alexander Black
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ❒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 5,085,379 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 5,085,379 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,085,379 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)
Includes 5,085,379 shares of Common Stock directly beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black (the “Alexander Trust”). Does not include: (i) 6,274,211 shares of Common Stock directly beneficially owned by Leon D. Black, (ii) 4,743,140 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (C) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (iii) 15,624,615 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust, and (iv) 1,088,095 shares of Common Stock directly beneficially owned by John J. Hannan. The Alexander Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D

CUSIP No. 29 408k                                                         Page of 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ❒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 5,085,379 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 5,085,379 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,085,379 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)
Includes 5,085,379 shares of Common Stock directly beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black (the “Benjamin Trust”). Does not include: (i) 6,274,211 shares of Common Stock directly beneficially owned by Leon D. Black, (ii) 5,085,379 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (C) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (iii) 15,624,615 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust, and (iv) 1,088,095 shares of Common Stock directly beneficially owned by John J. Hannan. The Benjamin Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D

CUSIP No. 29 408k                                                        Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Leon D. Black Trust UAD 11/30/92 FBO Joshua Black
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ❒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 5,085,379 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 5,085,379 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,085,379 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)
Includes 5,085,379 shares of Common Stock directly beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black (the “Joshua Trust”). Does not include: (i) 6.274,211 shares of Common Stock directly beneficially owned by Leon D. Black, (ii) 5,085,379 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, and (C) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (iii) 15,624,615 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust, and (iv) 1,088,095 shares of Common Stock directly beneficially owned by John J. Hannan. The Joshua Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D

CUSIP No. 29 408k                                                          Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS Leon D. Black Trust UAD 11/30/92 FBO Victoria Black
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ❒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 5,085,379 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 5,085,379 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,085,379 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)
Includes 5,085,379 shares of Common Stock directly beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black (the “Victoria Trust”). Does not include: (i) 6,724,211 shares of Common Stock directly beneficially owned by Leon D. Black, (ii) 6,724,211 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, and (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, (iii) 15,624,615 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust, and (iv) 1,088,095 shares of Common Stock directly beneficially owned by John J. Hannan. The Victoria Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D

CUSIP No. 29 408k                                                        Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS Leon D. Black
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ❒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,724,211 shares of Common Stock
	8	SHARED VOTING POWER 15,624,615 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 6,724,211 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 15,624,615 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,898,826 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%
14	TYPE OF REPORTING PERSON (See instructions) IN

(1)
Includes 6,724,211 shares of Common Stock directly beneficially owned by Leon D. Black. Also includes 15,624,211 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust. Although Mr. Black may be deemed to be the indirect beneficial owner of the securities referenced in the preceding sentence, Mr. Black disclaims beneficial ownership. Does not include: (i) 5,085,379 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (D) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, and (ii) 1,088,095 shares of Common Stock directly beneficially owned by John J. Hannan. Mr. Black expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D

CUSIP No. 29 408k                                                          Page 7 of 9 Pages

1	NAMES OF REPORTING PERSONS John J. Hannan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ❒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,088,095 shares of Common Stock
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 1,088,095 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,088,095 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (See instructions) IN

(1)
Includes 1,088,095 shares of Common Stock directly beneficially owned by John J. Hannan. Does not include: (i) 15,624,615 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust, (ii) 6,274,211 shares of Common Stock directly beneficially owned by Leon D. Black, and (iii) 5,085,379 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (D) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black. Mr. Hannan expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

This Amendment No. 7 supplements and amends the Statement on Schedule 13D filed on September 24, 2004, as amended and supplemented by Amendment No. 1 thereto filed on October 6, 2005, as amended and supplemented by Amendment No. 2 thereto filed on May 1, 2006, as amended by Amendment No. 3 thereto filed on November 11, 2007, as amended by Amendment No. 4 thereto filed on March 6, 2008, as amended by Amendment No. 5 thereto filed on December 22, 2009, as amended by Amendment No. 6 thereto filed on April 22, 2010 with respect to the shares of common stock, par value $0.001 (the “Common Stock”), of Environmental Solutions Worldwide, Inc. (the “Issuer”).

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D, as amended, as applicable.

Responses to each item of this Amendment No. 7 to Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented to include the following paragraph, which is added following the last paragraph thereof:

On December 10, 2010, Leon D. Black, the 1997 Trust, the Alexander Trust, the Benjamin Trust, the Joshua Trust and the Victoria Trust, received from the Issuer additional shares of Common Stock as an inducement premium (without payment of any additional consideration) received by all debenture holders of the Issuer for early conversion of their debentures as issued by the Issuer; Mr. Black received an additional 394,958 shares of Common Stock, and the 1997 Trust received an additional 789,917 shares of Common Stock. Each of the Alexander Trust, the Benjamin Trust, the Joshua Trust and the Victoria Trust received an additional 342,239 shares of Common Stock.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented to include the following paragraphs, which are added following the last paragraph thereof:

On December 17, 2010, by written action and vote of the Reporting Persons and certain other stockholders of the Issuer, pursuant to Title XXXVI, Chapter 607, Section 607.0704 of the Florida Statutes and the Issuer's Bylaws, Mark Yung was elected as a member of the Board of Directors of the Issuer (such action and vote, the "Action By Written Consent"). Each Reporting Person disclaims membership in any "group" that includes the other stockholders which were a party to the Action By Written Consent and has no current agreement with any other person to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

(a) and (b)

The following is a description of the shares beneficially owned by each of the Reporting Persons. All references to the Issuer’s issued and outstanding Common Stock shall be deemed to mean 129,463,767, the number of shares of Common Stock believed by the Reporting Persons to be issued and outstanding as of December 17, 2010.

(i)	The 1997 Trust is the beneficial owner of 15,624,615 shares of Common Stock. (1)

Each of the Alexander Trust, the Benjamin Trust, the Joshua Trust and the Victoria Trust is the beneficial owner of 5,085,379 shares of Common Stock. (1)

Leon D. Black is the beneficial owner of 6,274,211 shares of Common Stock. (1)

John J. Hannan is the beneficial owner of 1,088,095 shares of Common Stock. (1)

(ii)
See the information contained in Items 11 and 13 on the cover pages to this Schedule 13D, which are incorporated herein by reference, regarding the percent of class beneficially owned by each of the Reporting Persons.

(iii)
See the information contained in Items 7, 8, 9 and 10 on the cover pages to this Schedule 13D which are incorporated herein by reference, regarding the number of shares as to which each of the Reporting Persons has sole power or shared power to vote or to direct the vote or to dispose or direct the disposition.

The Reporting persons beneficially own an aggregate 43,328,437 shares of Common Stock, representing approximately 33.5% of the outstanding shares of Common Stock.

(c)	There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment No. 7 to Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

_________________

(1)
The 1997 Trust directly beneficially owns 15,624,615 shares of Common Stock. The 1997 Trust expressly disclaims beneficial ownership of all shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black (the “Alexander Trust”), the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black (the “Benjamin Trust”), the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black (the “Joshua Trust”), Leon D. Black Trust UAD 11/30/92 FBO Victoria Black (the “Victoria Trust”), Mr. Black and Mr. Hannan, respectively.  Each of the Alexander Trust, the Benjamin Trust, the Joshua Trust and the Victoria Trust directly beneficially owns 5,085,379 shares of Common Stock. Mr. Black directly beneficially owns 6,274,211 shares of Common Stock. Although Mr. Black expressly disclaims beneficial ownership, he may be deemed to indirectly beneficially own 15,624,615 shares of Common Stock that are beneficially owned by the 1997 Trust. Mr. Hannan directly beneficially owns 1,088,095 shares of Common Stock. Each of the Reporting Persons expressly disclaims beneficial ownership of all shares not directly beneficially held by such Reporting Person.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date: December 22, 2010

BLACK FAMILY 1997 TRUST

By: /S/ John J. Hannan
Name: John J. Hannan
Title: Trustee

Date December 22, 2010
LEON D. BLACK TRUST UAD 11/30/92 FBO ALEXANDER BLACK

By: /S/ John J. Hannan
Name: John J. Hannan
Title: Trustee

Date: December 22, 2010
LEON D. BLACK TRUST UAD 11/30/92 FBO BENJAMIN BLACK

By: /S/ John J. Hannan
Name: John J. Hannan
Title: Trustee

Date: December 22, 2010
LEON D. BLACK TRUST UAD 11/30/92 FBO JOSHUA BLACK

By: /S/ John J. Hannan
Name: John J. Hannan
Title: Trustee

Date: December 22, 2010
LEON D. BLACK TRUST UAD 11/30/92 FBO VICTORIA BLACK

By: /S/ John J. Hannan
Name: John J. Hannan
Title: Trustee

Date: December 22, 2010
LEON D. BLACK

By: /S/ LEON D. BLACK
Name: Leon D. Black

Date: December 22, 2010
JOHN M. HANNAN

By: /S/ John J. Hannan
Name: John J. Hannan
Title: Trustee